

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 23, 2009

Ronald S. Jankov
President and Chief Executive Officer
NetLogic Microsystems, Inc.
1875 Charleston Road
Mountain View, CA 94043

> **Re: NetLogic Microsystems, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 16, 2009**
> **File No. 000-50838**

Dear Mr. Jankov:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

When do you expect the acquisition to be completed, page v

1.   Your disclosure here that you have received all required approval by RMI stockholders appears to conflict with you response to prior comment 2. Please revise or advise.

Consideration Payable at Closing, page 2

2.   Please reconcile the numbers in the penultimate sentence of this subsection with the numbers in your table on page 37.

Recommendation of NetLogic's Board of Directors, page 29

3.   Your disclosure in response to prior comment 5 does not provide investors information regarding how the financial analyses performed by the board supported the board's conclusions regarding the transaction and consideration. It is also unclear how the board established its projections, particularly given the differences between the projected figures disclosed here and on page 36. Therefore, we reissue the comment.

Condition's to NetLogic's . . ., page 43

4.   We note your response to prior comment 9; however, from your disclosure merely that an undisclosed schedule contains information regarding when you may not terminate the agreement, it is unclear how investors can evaluate the significance of the condition. Please revise to provide shareholders sufficient information to make an informed voting decision.

Beneficial Ownership of NetLogic Common Stock, page 101

5.   We note your response to prior comment 11; however, it remains unclear how shareholders can distinguish from the information in your column captioned "Amount and Nature of Beneficial Ownership" between shares that are currently owned and shares that will not be owned until the closing of the merger. Please revise your table for clarity.

* * * * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Julie Sherman at (202) 551-3640 or Jay Webb, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Alan B. Kalin, Esq.—Bingham McCutchen LLP